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       POLK AUDIO, INC. ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER FOR
                           SHARES OF ITS COMMON STOCK

BALTIMORE--(BUSINESS WIRE)--May 4, 1999 --Polk Audio, Inc. (AMEX: PKA) announced today the final results of its $12.00 per share self-tender offer for up to 860,000 shares of the Company's common stock. The Offer expired at midnight, eastern daylight time, on April 30, 1999.

Based on the final count by American Stock Transfer & Trust Company, the depositary for the Offer, 581,167 shares of the Company's common stock were properly tendered pursuant to the Offer. Under the terms of the Offer, the Company accepted for purchase and purchased all of the 581,167 shares. The Company expects that the depositary will begin issuing payment for shares purchased in the Offer on May 7, 1999 and will complete the payment process as promptly as possible.

As previously announced, because of the very small stockholder base and the infrequent trading activity for the Company's common stock and certain other factors, the Company intends to eventually delist its common stock from the American Stock Exchange (AMEX), to terminate the registration of its common stock under the Securities Exchange Act of 1934, and thus cause the Company to become a private company. The purpose of the tender offer was to provide stockholders with liquidity for their shares prior to delisting and deregistration.

The Company is reviewing the merits of engaging in a subsequent merger, reverse stock split or other corporate transaction that will result in additional shares which were not tendered being converted into cash, or engaging in no transaction at all. It is contemplated that the consideration payable to stockholders in any subsequent transaction will be cash in an amount equal to the tender offer price. A decision is expected to be made as soon as possible but, in any event, no later than May 18, 1999, at which time the Company will issue another press release. The AMEX has indicated that it intends to lift the current trading halt in the Company's common stock, but reserves the right to halt trading upon subsequent developments or announcements by the Company.

Polk Audio, Inc. is a manufacturer of high-quality loudspeaker systems based in Baltimore, Maryland.

This release contains forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (the Act). Statements contained herein that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Act. Forward-looking statements may include, but are not limited to, projections of revenue, income, or loss and capital expenditures, statements regarding future operations, financing needs, and plans relating to products of the Company, assessments of materiality, and predictions of future events, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, and the Company's actual results could differ materially from those set forth in or underlying the forward-looking statements contained in this release as a result of various factors including, without limitation, consumer acceptance of new technology and new products, competition, pricing, borrowing costs, foreign manufacturing, sourcing, and sales, and other risk factors.